# UNITED STATES OF AMERICA
# BEFORE THE
# SECURITIES AND EXCHANGE COMMISSION

March 15, 2022

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In the Matter of

**Corner Growth Acquisition Corp. 3**
**251 Lytton Avenue, Suite 200**
**Palo Alto, California 94301**

**ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-253746

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Corner Growth Acquisition Corp. 3 filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Corner Growth Acquisition Corp. 3 has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on March 15, 2022.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.


Anne Parker
Office Chief